SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

Corporate Taxpayers Enrollment (“CNPJ”) N. 00.022.034/0001 -87

Registry of Commerce Enrollment (“NIRE”) N. 35.300.140.443

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF EXTRAORDINARY AND ANNUAL SHAREHOLDERS MEETINGS, HELD ON MARCH 27th, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, N. 891, ground floor, in the city of São Paulo, State of São Paulo, at 2:45 p.m.

BOARD: Israel Vainboim - Chairman
Claudia Politanski – Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE:
a) Company’s officers;
b) Member of the Audit Committee, Mr. Israel Vainboim; and
c) Mr. Paulo Miron, representative of PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditor.

CALL NOTICE: Published on the Official Gazette of the State of São Paulo, editions of March 01, 04 and 05, 2008, on pages 41, 18 and 49, respectively, and on Valor Econômico newspaper, editions of March 03, 04 and 05, 2008, on pages A-7, B-3 and B-3, respectively.

NOTICE TO SHAREHOLDERS: Notice to shareholders was not published as allowed by the Fifth Paragraph of Article 133 of Law 6.404, of December 15, 1976.

RESOLUTIONS UNANIMOUSLY TAKEN, WITH THE ABSTENTION OF THOSE LEGALLY IMPEDED FROM VOTING:

I – IN THE EXTRAORDINARY SHAREHOLDERS MEETING

Pursuant to the proposal of the Board of Directors, it is approved the amendment to the Regulation of the Stock Option Plan – Performance, in order to adequate it to the goals to which it is bonded, as well as to delegate to the Committee responsible for its management the incumbency to establish operational rules. In virtue of the amendments, the Regulation of the Stock Option Plan – Performance shall be effective with the wording of Exhibit I of this Minutes.

II – IN THE ANNUAL SHAREHOLDERS MEETING

1. Approved the Financial Statements, the Management Report and the Independent Auditor’s Report for the fiscal year ended on December 31st, 2007, which were published, together with the Audit Committee opinion on the Official Gazette of the State of São Paulo, editions of February 15, 2008, from pages 53 to 56 and on Valor Econômico newspaper, single edition of February 15, 16 and 17, 2008, from pages A-24 to A-26.

2. Ratified, pursuant proposed in the Financial Statements the allocation of the results accrued on the fiscal year ended on December 31, 2007, as follows: of the net profit accrued, in the total amount of R$ 1,822,616,960.03, (i) 91,130,848.00 have been allocated to the Legal Reserve, (ii) R$ 652,538,146.65 were allocated to the payment of interest on capital stock to the Company’s shareholders, considered part of the mandatory dividend, as per the provisions of article 9th of the Law N. 9,249/95, and (iii) R$ 1,078,947,965.38 have been allocated to the Equalization of Equity Reserve.

3. Reelected, as members of the Board of Directors, with term of office until the investiture of the members that shall be elected at the Annual Shareholders Meeting to be held on 2009,, Messrs.: (i) GUILHERME AFFONSO FERREIRA, Brazilian citizen, judicially separated, businessman, domiciled in the city of São Paulo, State of São Paulo, at Estados Unidos Street, No. 1342, bearer of Identity Card (RG) No. 4.405.163 -SSP-SP and enrolled with Individual Taxpayer Registry (“CPF”) under No. 762.604.298 -00; (ii) ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, No. 891, 22nd floor, bearer of Identity Card (RG) No. 14.189.351 -SSP-SP and enrolled with Individual Taxpayer Registry (“CPF”) under No. 090.997.197 -87; and (iii) PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of Identity Card (RG) No. 19.979.952 -SSP-SP and enrolled with Individual Taxpayer Registry (“CPF”) under No. 551.222.567 -72

4. The following annual global amounts of the Company’s management, which also includes the advantages and benefits of any nature eventually attributed, were set: up to R$2,400,000.00 to the Board of Directors and up to R$480,000.00 to the Board of Officers. Such amounts may be readjusted in accordance with the remuneration policy adopted by the Company, and they will be attributed to the respective members of those boards during the fiscal year of 2008, in the form decided by the Board of Directors.

FILED DOCUMENTS: The Proposal of the Board of Directors.

AUDIT BOARD: There were no manifestation on the part of the Audit Board, as it was not on duty.

São Paulo, March 27th, 2008.

(authorized signatures): Israel Vainboim - Chairman
Claudia Politanski – Secretary

SHAREHOLDERS: p/ E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A.- Mauro Agonilha; MAURO AGONILHA; ISRAEL VAINBOIM, CLAUDIA POLITANSKI; JOSÉ LUCAS FERREIRA DE MELO; LEILA CRISTIANE BARBOZA BRAGA DE MELO; WILLIAM PEREIRA PINTO; p.p. AMERICAN CENTURY WORLD MUTUAL FUNDS, INC - INTERNATIONAL STOCK FUND; BANCO MACRO S.A. SOCIEDAD DEPOSITARIA DE PIONERO LATAM F.C.I.; EQ ADVISORS TRUST; FIDELITY INVESTMENT SERVICES LTD. FOR AND ON BEHALF OF FIDELITY INSTITUTIONAL EMERGING MARKET FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; JPMORGAN INTERNATIONAL EQUITY INDEX FUND; MINEWORKERS PENSION SCHEME; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; NEW WORLD FUND, INC.; STICHTING PENSIOENFONDS ABP; THE LATIN AMERICA DISCOVERY FUND, INC.; THE WELLCOME TRUST LIMITED; VANGUARD INVESTMENT SERIES, PLC; VANGUARD WORLD FUND INTERNATIONAL GROWTH FUND; AMERICAN CENTURY VARIABLE PORTFOLIOS, INC - VP INTERNATIONAL FUND; and FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND – Clóvis Lopes da Silva Purgato – attorney-in-fact; p.p. ARTISAN EMERGING MARKETS FUND; BALENTINE INTERNATIONAL EQUITY FUND SELECT LP; BARCLAYS GLOBAL INVESTORS, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; FIDELITY EMERGING MARKETS FUND; FIDELITY FUNDS - LATIN AMERICA FUND; FIDELITY FUNDS - EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; IBM SAVINGS PLAN; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUIY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUIY INDEX TRUST B; LAZARD GLOBAL ACTIVE FUNDS, PLC; MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST; NEWGATE INVESTMENT TRUST - EMERGING MARKETS INVESTMENTS FUND; PANAGORA GROUP TRUST; PFIZER PENSION TRUSTEES LIMITED; SCHRODER BRICS EQUITY MOTHER FUND; SEI INVESTMENTS CANADA COMPANY EMERGING MARKETS EQUITY FUND; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STRATHCLYDE PENSION FUND; THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO OF THE CONSULTING GROUP CAPITAL MARKETS FUNDS; THE EMERGING MARKETS SERIES OF THE DFA INVESTMENT TRUST COMPANY; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147; THE MONETARY AUTHORITY OF SINGAPORE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE TEXAS EDUCATION AGENCY; TURNER INTERNATIONAL CORE GROWTH FUND; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD VARIABLE INSURANCE FUND - INTERNATIONAL PORTFOLIO;

STICHING PENSIOENFONDS METAAL EM TECHNIEK new denomination of STICHTING B V DE M EM T BEDRIJFSTARKKEN BPMT;; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; new denomination of WT INVST TR ION BHLF OF THE INTL MULTMGR SER; ADVANCED SERIES TRUST - AST AMERICAN CENTURY STRATEGIC ALLOCATION PORTFOLIO; EMERGING MARKETS EQUITY MANAGERS: PORTFOLIO 1 OFFSHORE MASTER L.P.; and ISHARES MSCI BRAZIL (FREE) INDEX FUND - Clóvis Lopes da Silva Purgato – attorney-in-fact; p.p. ASCESE FUNDO DE INVESTIMENTOS EM AÇÕES. FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO ATUAL DENOMINAÇÃO DE CLASSE A FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; DYBRA - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO PUMA II - FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES; FEBRA FUNDO DE INVESTIMENTO EM AÇÕES; PUMA INVEST LLC; and TNAD FUNDO DE INVESTIMENTO EM AÇÕES – Mario Coelho Joppert - attorney-in-fact; e MAURÍCIO FERREIRA DE SOUZA. This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, March 27th, 2008.

___________________________________
ISRAEL VAINBOIM
Chairman

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

EXHIBIT I

UNIBANCO STOCK OPTION PLAN - PERFORMANCE
REGULATION

1. PURPOSE

1.1. The UNIBANCO STOCK OPTION PLAN - PERFORMANCE, hereinafter referred to simply as PERFORMANCE, is a joint initiative of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”) and UNIBANCO HOLDINGS S.A. (“HOLDINGS”), by means of which the executives of the economic group of UNIBANCO will be granted options (“Options”) for the acquisition of stock and UNITS (deposit certificates which represent, each one, one preferred share of UNIBANCO and one preferred share of HOLDINGS), IN ORDER TO:

1.1.1 attract highly qualified executives, by means of instruments lined up with the best market practices; and

1.1.2 promote the development and favor the retention of UNIBANCO’s executives, once their participation in the corporate capital of the company will allow them to be benefited from the results for which they have contributed, increasing, consequently, the value of their shares, combining, therefore, their interest with the interests of the shareholders of UNIBANCO and of HOLDINGS.

1.2. For purposes of this Regulation, the terms defined below shall have the following meaning:

1.2.1. OWN STOCKS are the shares issued by UNIBANCO and/or HOLDINGS, or UNITS, that the executives shall acquirer with their BONUS and which ownership must be maintained, as described in item 4.5.3, as a form of payment of the EXERCISE PRICE.

1.2.2. BONUS is the net value of the variable compensation that the EXECUTIVE receives for the rendering of services for the company to which it is connected to.

1.2.3. COMMITTEE is the board responsible for the management of the PERFORMANCE, composed by 4 to 6 members elected by the President of the Board of Officers of UNIBANCO, as well as of one member of the Board of Directors of HOLDINGS, nominated by the latter, and to be presided by the President of the Board of Officers of UNIBANCO. The term-of-office of the members of the COMMITTEE shall be indefinite.

1.2.4. Option’s EXERCISE DATE is the date of receipt, by Unibanco, of the notification referred to in item 4.4.5, when the EXECUTIVES state their intention of acquiring the shares of UNIBANCO and/or HOLDINGS, as the case may be, by exercising their Options.

1.2.5. EXECUTIVES are the persons to whom the Options regarding PERFORMANCE may be granted, as defined in item 3.1. and 3.2.

1.2.6. STOCK OPTIONS are the Options granted individually by UNIBANCO and/or by HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of ordinary or preferred shares of UNIBANCO and of preferred shares of HOLDING, according to the rules set forth in item 4.4.4.2.

1.2.7. UNITS OPTIONS are the Options granted concurrently by UNIBANCO and HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of UNITS, by exercising options granted by UNIBANCO and by HOLDINGS, according to the rules set forth in item 4.4.4.1.

1.2.8. REGULAR OPTIONS are the Options which price is established according to item 4.5.2.

1.2.9. BONUS OPTIONS are the Options which price is established according to item 4.5.3.

1.2.10. EXERCISE TERM is the term comprehended between the date when the option is granted and the date when such option may be exercised by the EXECUTIVE, as set forth by the COMMITTEE, pursuant to item 4.6.1.

1.2.11. MATURITY TERM is the term comprehended between the end of the EXERCISE TERM and the date when the Options shall be considered extinct, as set forth in item 4.6.3.

1.2.12. EXERCISE PRICE is the price that the EXECUTIVE shall contribute for the acquisition of shares of UNIBANCO and/or of HOLDINGS, as the case may be, by virtue of the exercise of the Options, as described on item 4.5.

2. MANAGEMENT OF THE PLAN

2.1. PERFORMANCE shall be managed by the COMMITTEE, which, subject to the terms of this Regulation, shall be in charge of:

a. taking all necessary and suitable measures for the management of PERFORMANCE, including with respect to the interpretation of the Regulation and application of the rules set forth herein, as well as the definition of cases not provided for in this Regulation;

b. appointing, amongst the persons eligible under the terms of items 3.1. 3.2. , the ones that shall participate of the PERFORMANCE and to whom the Options shall be granted;

c. establishing the quantity, dates and the EXERCISE PRICE, as well as the other characteristics of the Options to be granted to the EXECUTIVES;

d. defining the grant of UNITS OPTIONS and/or STOCK OPTIONS, as set forth in this Regulation, and the type of share of UNIBANCO in connection with which the Regulation gives right to the acquisition, subject to the legal and the By-Law’s limits; and

e. establishing complementary rules to this Regulation, being even allowed to create an Internal Regiment to the PERFORMANCE.

2.2. The COMMITTEE shall observe, in the exercise of its incumbency, as described in the above item, the conditions and limits set forth in this Regulation, as well as the applicable legal rules. Observed such limits and conditions, the COMMITTEE may, in order to fully accomplish the purposes of PERFORMANCE, set forth different conditions to EXECUTIVES, provided, however, that the COMMITTEE is not obliged to extend, to the EXECUTIVES in similar situations, conditions which it considers applicable only to one or more EXECUTIVES.

2.3. The COMMITTEE shall decide by majority of votes, being its President entitled to cast the tie-breaking vote.

2.3.1. In the decision of proposals which involve granting Options to beneficiaries that are members of the COMMITTEE, such beneficiaries shall abstain from voting such proposal. For its approval, such proposal shall receive the favorable vote of at least the majority of the other members of the COMMITTEE.

2.4. The work and decisions of the COMMITTEE shall be reflected in minutes to be recorded in the minute’s book of the COMMITTEE, provided that such minutes shall be signed by all the members that attended the meeting and by the certain number of members whose signature are necessary for the validity of the decisions, without prejudice of the signature of other members who wish to sign the document. The copy of the minute or extract of the decisions shall only be submitted to Public Registry if it is intended to produce effects before third parties.

3. MEMBERS AND LIMITS OF MEMBERS

3.1. The EXECUTIVES to whom the Options regarding PERFORMANCE shall be offered are: (i) the administrators, including the members of the Board of Directors and Board of Officers of UNIBANCO and of its controlled companies; and (ii) the employees who occupy the position of superintendent of UNIBANCO and of its controlled companies. The COMMITTEE may, in exceptional and justified cases, grant Options to employees of UNIBANCO or of its controlled companies, with manager title or equivalent.

3.2. The COMMITTEE may also, in order to attract highly qualified people for the Company, decide to offer Options to EXECUTIVES in the moment of their respective employment in the companies mentioned in item 3.1. above, including, in exceptional and justified cases, to persons with manager title or equivalent.

3.3. The decision to grant Options to the EXECUTIVES shall be taken by the COMMITTEE based on a proposal that should, as a way to assist the decision of the COMMITTEE, consider the contribution of the EXECUTIVE to UNIBANCO Group and the purposes described on item 1.1 of this Regulation.

3.3.1. The COMMITTEE may, in its sole discretion, establish complementary rules to do the proposals mentioned on item 3.3.

3.4. The participation of the EXECUTIVE in the PERFORMANCE does not interfere in the fixed and variable remuneration established to him, and does not grant to any EXECUTIVE any right to remain as administrator or employee of UNIBANCO or of the Companies referred to in item 3.1.

3.5. The participation in the capital stock of UNIBANCO and HOLDINGS, as set forth in this Regulation, is agreed to be “intuitu personae”, and therefore the Option granted under this Regulation is personal, non-transferable and may not be pledged.

3.6. The total of Options granted may not exceed the annual limit of 1% (one per cent) by year nor the aggregate of 10% (ten per cent) of the authorized capital of UNIBANCO. For purposes of this item, the aggregate number of Options shall be the total number of Options granted and not yet exercised in the date of the respective calculus.

4. CONDITIONS APPLICABLE TO THE GRANT AND EXERCISE OF OPTIONS

4.1. GRANTING PERIODS

4.1.1 The COMMITTEE shall regularly grant Options each year, provided that it may, at its own discretion, not grant Options in the years that it deems convenient.

4.1.2 The COMMITTEE may grant the Options in distinct series, establishing different conditions between the series of EXERCISE TERM, MATURITY TERM and the type of security (shares or UNITS) of which the Options grant rights of acquisition.

4.1.3 The decision of granting Options to the EXECUTIVES that are already the employees of UNIBANCO and its controlled companies shall be made, by the members of the COMMITTEE, based on the proposals of the members of the Board of Directors or of the Board of Executive Officers, as the case may be, who hold the most senior office of the Board. Such proposals shall, in order to provide elements for the decision of the COMMITTEE, take into consideration the level of contribution of the EXECUTIVE for UNIBANCO’s economic group and the purposes set forth in item 1.1 hereto.

4.2. PRIOR REQUISITES FOR THE GRANTING OF REGULAR OPTIONS

4.2.1. The COMMITTEE might grant REGULAR OPTIONS to any of the EXECUTIVES mentioned on item 3.1. and 3.2 above.

4.3. PRIOR REQUISITES FOR THE GRANTING OF BONUS OPTIONS

4.3.1 The COMMITTEE might grant BONUS OPTIONS only for the EXECUTIVES mentioned on item 3.1. and 3.2 above that use part of its BONUS to acquire OWN STOCKS. BONUS OPTIONS shall be granted on the same type of securities of the OWN STOCKS that has been acquired by the EXECUTIVE.

4.3.1.1. The amount of the BONUS OPTIONS to be granted shall be determined by the COMMITTEE, and shall consider the percentage of the BONUS used for the acquisition of OWN STOCKS, within the limits established by the COMMITTEE.

4.3.2. In case the COMMITTEE decides to offer to a determined EXECUTIVE the BONUS OPTIONS, the COMMITTEE shall communicates such decision to this EXECUTIVE on a moment that is prior to the date of the receiving of the BONUS by this EXECUTIVE.

4.3.3. In case the EXECUTIVE accepts to receive the BONUS OPTIONS it shall notice its intention through a written notice addressed to UNIBANCO’s Human Resources Department, and such notice shall includes the percentage of the BONUS that the EXECUTIVE wishes to use in order to acquire the OWN STOCKS, percentage which must be among the limits established by the COMMITTEE.

4.3.4. In case UNIBANCO do not use its right of first refusal to sell to the EXECUTIVE the OWN STOCKS, as described on item 4.8. , the EXECUTIVE shall acquires the OWN STOCKS in the stock market or on a private negotiation and shall send to UNIBANCO a receipt of the acquisition and the amount of OWN STOCKS acquired.

4.3.5. The EXECUTIVES may not acquire UNITS STOCKS during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.3.5.1. The COMMITTEE shall establish the operational rules to the acquisition of OWN STOCKS and for the granting of the BONUS OPTIONS and determine the deadlines on which the EXECUTIVE must comply with the obligation set forth in item 4.3.3 and 4.3.4.1. (“Acquisition Terms”) and the date on which the counting of the EXERCISE TERM shall be initiated.

4.3.6. In case the EXECUTIVE does not acquire the OWN STOCKS in the terms established by the COMMITTEE, the respective BONUS OPTIONS shall be considered automatically extinguished.

4.4. EXERCISE FORM

4.4.1 Each Option granted by UNIBANCO shall give right to the acquisition of 01 (one) ordinary share or 01 (one) preferred share of UNIBANCO, as set forth by the COMMITTEE, and each Option granted by HOLDINGS shall give right to the acquisition of 01 (one) preferred share of HOLDINGS.

4.4.2 The respective Board of Directors of UNIBANCO and HOLDINGS shall establish whether the Options shall be satisfied by delivering (i) shares held in treasury; or (ii) shares issued in capital increases.

4.4.3 The Options granted by UNIBANCO shall be exercised by means of the payment of the EXERCISE PRICE in the conditions set forth on item 4.5. and the Options granted by HOLDINGS shall be exercised by means of the contributing of shares of UNIBANCO, in the rate of 01 share of UNIBANCO for each share of HOLDINGS.

4.4.4 The Options shall be granted for the exercise in UNITS, in the case of UNITS OPTIONS, or in shares issued by UNIBANCO and/or HOLDINGS, in case of STOCK OPTIONS.

4.4.4.1. The Options in UNITS shall be granted concurrently by UNIBANCO and HOLDINGS, in a conditioned form, hypothesis when the exercise of the Option granted by UNIBANCO shall be made in pairs of Options, and shall be conditioned to the exercise by the EXECUTIVE, in the same occasion, of one Option granted by HOLDINGS. From the pairs of Options of UNIBANCO to be exercised for the UNITS OPTIONS, the EXECUTIVE shall exercise one Option that gives rise to the acquisition of one preferred share of UNIBANCO and one Option that gives rise to the acquisition of an ordinary share of UNIBANCO, unless all Options held by the EXECUTIVE give rise to the acquisition of preferred shares of UNIBANCO. The contribution for the acquisition / paying up of the share of HOLDINGS, acquired by exercising the Option granted by that Company, shall be made with one of the Shares of UNIBANCO, acquired by virtue of the exercise of the Options herein referred, considering that such contributions / paying up for shares shall be made with one ordinary share of UNIBANCO whenever the exercise of pairs of Options of such company has caused the acquisition of one share of this specie.

4.4.4.1.1. When the EXECUTIVE exercises UNITS OPTIONS, UNIBANCO may, at its own criteria, exchange half of the shares of UNIBANCO acquired by the EXECUTIVE for preferred shares of HOLDINGS, and deliver UNITS directly to the EXECUTIVE. In this case, STOCK OPTIONS granted by HOLDINGS shall be automatically terminated.

4.4.4.2. The STOCK OPTIONS shall be granted individually by UNIBANCO or by HOLDINGS and its exercise may be made also separately by the EXECUTIVE, subject to the other conditions provided for in this Regulation.

4.4.5. The exercise of the Options shall be made by written notice, addressed by the EXECUTIVE to UNIBANCO’s Human Resources Department, where the EXECUTIVE will inform the quantity and series of Options that he intends to exercise.

4.5. EXERCISE PRICE

4.5.1. The COMMITTEE shall establish the Options’ EXERCISE PRICE upon the respective grant.

4.5.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be fixed on current local currency, and the COMMITTEE shall consider the weighted average of the trading prices for Unibanco shares and UNITS, in Brazil and abroad, during a period of up to 90 (ninety) days before the date of the COMMITTEE’s meeting which determines the grant and, in the establishment of the EXERCISE PRICE, may apply adjustment on the value referred to herein, in order to allow full accomplishment of the objectives of PERFORMANCE, as well as to correct market oscillations arising out of factors external to the issuing companies.

4.5.2.1. The COMMITTEE may, exceptionally, in its sole discretion, determine that from the EXERCISE PRICE of the REGULAR OPTIONS be reduced the amount corresponding to the global dividends distributed to the Shares or to the UNITS object of each grant during the EXERCISE TERM. In this case, the COMMITTEE may determine that the amount to be reduced be corrected in view of market oscillations arising out of factors external to the issuing companies.

4.5.2.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be paid, on demand, by the EXECUTIVE within the term established by the COMMITTEE.

4.5.3. The EXERCISE PRICE of the BONUS OPTIONS shall be paid by means of accomplishment by the EXECUTIVE of the obligation of keeping the ownership of the respective OWN STOCKS without any modification or encumbrance, and this obligation shall be valid during the EXERCISE TERM of the correspondent BONUS OPTIONS.

4.5.3.1. The COMMITTEE may, in its sole discretion and on justifiable cases, allow flexibility changes in the EXERCISE PRICE of the BONUS OPTIONS.

4.6. EXERCISE TERM AND MATURITY OF THE OPTIONS

4.6.1. The EXERCISE TERM shall be established by the COMMITTEE, but in any event shall be a minimum of 2 (two) and a maximum of 5 (five) years as from the date of Grant. The COMMITTEE may also, provided that the minimum and maximum terms set forth herein are duly observed, establish, within the same series, lots of Options grant to the same EXECUTIVE and subject to different EXERCISE TERMS.

4.6.1.1. The COMMITTEE, when granting the Options, may exceptionally and under fully justifiable circumstances determine an EXERCISE TERM of up to 8 (eight) years as from the grant date.

4.6.2. After elapsed the EXERCISE TERM, the EXECUTIVES may exercise partially or in full the Options due and the price to be paid for the acquisition of shares related to the Options exercised shall be fully paid, pursuant to item 4. 5.

4.6.3. Upon the respective grant, the COMMITTEE shall also set forth the MATURITY TERM of the Options, within the minimum of 6 (six) months and the maximum of 12 (twelve) months after elapsed the EXERCISE TERM. Upon reached the MATURITY TERM, the Options can no longer be exercised and will be automatically terminated.

4.6.3.1. Up to 15 (fifteen) days before the MATURITY TERM, the COMMITTEE may, in its sole discretion and in case special and fully justifiable circumstances are verified, determine the extension of the MATURITY TERM.

4.6.4. The EXECUTIVES may not exercise their Options in periods during which (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.6.4.1. In case the last day of the MATURITY TERM falls within a period as described on item 4.6.4. above, the MATURITY TERM shall be suspended and its term will be reinitiated after the ending of the forbiddance of negotiation.

4.7. CONDITIONS FOR TRANSFERRING SHARES OR UNITS

4.7.1. Upon the exercise of the REGULAR OPTIONS, the EXECUTIVES can transfer, immediately, up to 50% of the Shares or UNITS, as the case may be, acquired by exercising the Options and the remaining 50% may be transferred at the end of the second year after its acquisition.

4.7.2. Upon the exercise of the BONUS OPTIONS, the EXECUTIVES shall sell immediately (i) the OWN STOCKS which the ownership was kept in order to pay the EXERCISE PRICE of the respectively BONUS OPTIONS exercised, and (ii) Shares and/or UNITS acquired due to the exercise of the corresponding BONUS OPTIONS.

4.7.3. The COMMITTEE may, in its sole discretion, admit the selling of Shares and/or UNITS by the EXECUTIVES before the ending of the term mentioned on item 4.7.1.

4.7.4. The EXECUTIVES may not sell any securities issued by UNIBANCO and/or HOLDINGS, or any securities that refers to them, during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.8. RIGHT OF FIRST REFUSAL

4.8.1. Considering the limits and other legal and regulatory conditions to negotiate its own shares or its controller shares, UNIBANCO shall have the right of first refusal to (i) sell to the EXECUTIVES the OWN STOCKS, (ii) acquire from the EXECUTIVES the OWN STOCKS, and (iii) acquire from the EXECUTIVES the stock acquired by means of the exercise of the Options.

4.8.2. The EXECUTIVES must inform UNIBANCO, within the deadlines established by the COMMITTEE, in writing their intention to negotiate any of the securities mentioned on item 4.8.1. (“Securities”).

4.8.3. The COMMITTEE shall establish the rules of UNIBANCO’s right of first refusal, including the deadlines to exercise this right and to pay price related to the acquisition or selling, as the case may be.

4.8.3.1. In order to determine the price of the acquisition or selling of the Securities, the COMMITTEE shall consider the quotation of the Securities in the São Paulo Stock Exchange by the time of negotiation.

4.8.4. In case UNIBANCO does not exercise its right of first refusal set forth on item 4.8.1. (i), the COMMITTEE shall establish the proceedings whereby the EXECUTIVE shall acquire the OWN STOCKS. In case UNIBANCO does not exercise its first right of refusal, as set forth in item 4.8.1 (ii) and (iii), the EXECUTIVE will be allowed to freely trade the Securities.

4.8.5. The COMMITTEE may, in its sole discretion, waive the right of first refusal of UNIBANCO established on this item 4.8.

4.9. HYPOTHESIS OF ANTECIPATED MATURIRY OF THE OPTIONS

4.9.1. In the hypothesis of dismissal or resignation of the EXECUTIVES from UNIBANCO and the companies referred to in item 3.1. , the Options granted to them and which EXERCISE TERM is still not elapsed may not be exercised, once they shall be considered terminated in the date of dismissal or resignation. In this hypothesis, all conditions for transfer of the Shares / Options, acquired by exercising the Options before the dismissal or resignation, will be maintained.

4.9.2. There shall be no extinction of Options granted to the EXECUTIVES who retire, hypothesis in which the EXERCISE TERM, MATURITY TERM and other conditions applicable to their Options not yet exercised will be maintained, except for the restrictions referred to in items 4.7.1. and 4.7.2.

4.9.3. In case of death, retirement for permanent disability or other circumstances, in the COMMITTEES discretion, of the EXECUTIVE’s involuntary absence, the EXECUTIVE, his heirs and successors shall be able to exercise the Options which EXERCISE TERM has already elapsed and which MATURITY TERM has not been reached, without applying, in this hypothesis, the restrictions contained in items 4.7.1. and 4.7.2.

4.9.4. The COMMITTEE may, in its sole discretion, determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinct, as well as determine the anticipation of the respective EXERCISE TERM.

4.9.5. The extinction of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in this Regulation does not motivate the payment of any type of indemnify to the EXECUTIVE.

5. MISCELLANEOUS

5.1. In case UNIBANCO and/or HOLDINGS approve the split, reverse split or stock dividend, shall be proportionally adjusted (i) the Securities to which this Regulation refers to, including but not limited, the OWN STOCKS and the Shares and/or UNITS to which the Option exercise gives right of acquisition, as well as (ii) the EXERCISE PRICE. ,

5.2. If resolved the spin-off, combination, merger or any other form of corporate reorganization, of UNIBANCO or of HOLDINGS, the COMMITTEE shall, subject to the legislation in force, determine the required adjustments to the conditions applicable to the Options already granted, being able, including, to determine the anticipated maturity of its EXERCISE and MATURITY TERMS, as well as to propose to the Shareholders Meeting of the issuing companies the termination of PERFORMANCE or the adaptation of this Regulation for future granting. In case of PERFORMANCE’s extinction, the COMMITTEE may, in its sole discretion, determine the termination or modification of the Options which EXERCISE TERM has not elapsed yet.

5.3. Except for otherwise disposed in item 4.5.2.1. , the Shares acquired by exercising the Options, including those represented by UNITS, shall have right to receive the dividends declared after the respective EXERCISE DATE. Those who are entitled to Options may only exercise the shareholders rights related to the shares object of their Options after the respective exercise and payment of the EXERCISE PRICE.

5.4. The COMMITTEE may determine periods of suspension of the Options exercise or transfer of shares and/or UNITS, acquired by the EXECUTIVES by exercising the Options, in view of great market oscillations or legal or regulatory restrictions.

5.5. In view of the restrictions to transference provided for in this Regulation, the Options, Shares and/or UNITS shall be marked with clauses of non alienable and non subject to pledge for the applicable periods, clauses that must be registered in the issuers’ proper books. Any transfer or pledge of the Options or Shares acquired by exercising the Options, in contrary to the terms of this Regulation shall be considered rightfully null.

5.6. The acceptance of Options by the EXECUTIVES implies the acceptance of all conditions of this Regulation and a copy thereof shall be attached to the notice sent to the EXECUTIVE upon granting the Options.

5.7. This Regulation shall be indefinitely valid and can only be amended by means of the approval by UNIBANCO and HOLDINGS Shareholders Meetings of a proposal made by their respective Board of Directors.

REGULATION CONSOLIDATED WITH THE AMENDMENTS APPROVED AT THE SHAREHOLDERS MEETING HELD ON MARCH 3RD, 2008.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.